Transparent Path SPC
Statements of Cash Flows
(Unaudited)

	For the year ended December 31, 2020	For the year ended December 31, 2019
Cash flows from operating activities:		
Net loss	$ (13,748)	$ (13,176)
Change in operating assetsand liabilities:		
Credit Card at Associated Bank	(3,513)	1,779
Other current liabilites	(2,500)	2,500
Net cash used in operating activities	(19,761)	(8,897)
Cash flows from investing activities		
Furniture	(3,307)	-
Software	(15,210)	-
Net cash used in investing activities	(18,517)	-
Cash flows from financing activities:		
Proceeds from Loan Kurtz	-	286
Proceeds from Loan Koduri	5,000	-
Proceeds from Loan Kammerer	45,406	-
Proceeds from Reg CF Offering	38,839	-
Proceeds from issuance of Common Stock	1,570	-
Net cash provided by financing activities	90,815	286
Net cash increase for period	52,537	(8,610)
Cash at beginning of period	1,214	9,824
Cash at end of year	$ 53,751	$ 1,214

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -	$ -
Interest	$ -	$ -